DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010**

06041425

July 10, 2006

RECD S.E.C.
JUL 11 2006

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporation
Law Department
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/10/2006

Re: Sara Lee Corporation

Dear Ms. Kaminski:

This is in regard to your letter dated July 7, 2006 concerning the shareholder proposal submitted by the American Federation of Labor and Congress of Industrial Organizations for inclusion in Sara Lee's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Sara Lee therefore withdraws its June 30, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

PROCESSED
AUG 03 2006
THOMSON
FINANCIAL

cc: Daniel F. Pedrotty
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

1934 Act/Rule 14a-8

June 30, 2006

Corporate
Law Dept.

Via Electronic Mail and UPS Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation – Stockholder Proposal submitted by the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2006 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "2006 Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent") and received by Sara Lee on May 23, 2006, 2006. Sara Lee requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Sara Lee excludes the 2006 Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The 2006 Proposal urges Sara Lee's Board of Directors (the "Board") "to seek shareholder approval for severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's average W-2 compensation over the preceding five years." A copy of the 2006 Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 21, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Discussion

The 2006 Proposal closely resembles a proposal (the "2005 Proposal") submitted by the Proponent last year and included in Sara Lee's proxy statement for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The most significant difference between the 2006 Proposal and the 2005 Proposal is that the 2005 Proposal did not include a definition of "severance agreements" or "benefits." The supporting statement submitted with the 2006 Proposal is also different in immaterial respects from the supporting statement submitted with the 2005 Proposal.[1] A copy of the 2005 Proposal, including its supporting statement, is attached to this letter as Exhibit B.

The 2005 Proposal received a majority of the stockholder votes cast at the 2005 Annual Meeting. In April 2006 the Board adopted the Sara Lee Executive Officer Severance Policy (the "Sara Lee Policy"). A copy of the Sara Lee Policy is attached to this letter as Exhibit C. In light of the Board's adoption of the Sara Lee Policy, which substantially implements the 2006 Proposal, Sara Lee intends to omit the 2006 Proposal from its proxy materials for the Annual Meeting.

The 2006 Proposal has been Substantially Implemented by Sara Lee

Rule 14a-8(i)(10) allows a company to exclude a stockholder proposal that it has "already substantially implemented." Rule 14a-8(i)(10) does not, however, require that the company have implemented the proposal exactly as proposed. The Staff has stated that the determination of whether a company has "substantially implemented" a stockholder proposal "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. March 28, 1991). When a company has implemented such policies, practices and procedures, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the actions taken do not precisely correspond to the actions sought by the stockholder proponent. See, e.g., Nordstrom, Inc. (avail. February 8, 1995); Masco Corporation (avail. March 29, 1999); The Talbots, Inc. (avail. April 5, 2002); RadioShack Corporation (avail. March 14, 2006).

Overview

The 2006 Proposal appears to have two objectives. The first is that Sara Lee be prohibited, without a stockholder vote, from entering into severance arrangements with its senior executives that provide for benefits in excess of a specified limit. The Sara Lee Policy compares favorably with the 2006 Proposal with respect to this objective. As is described more fully below, the Sara Lee Policy includes a definition of "benefits" that is in substance nearly identical to the definition included in the 2006 Proposal. In addition, the Sara Lee Policy would impose limitations on Sara Lee that will in many instances be more stringent than those that would be imposed by the 2006 Proposal.

The second objective of the 2006 Proposal is that Sara Lee not pay any "gross-up" payments for excise taxes owed by its executives in connection with payments made pursuant to

[1] The supporting statement for the 2005 Proposal contained a discussion of the treatment of "gross-up" payments under the Internal Revenue Code and a citation to a third-party report discussing the potential costs to a company of such payments; that discussion and the citation are omitted from the supporting statement for the 2006 Proposal. However, both supporting statements still clearly convey the Proponent's belief that Sara Lee should not enter into certain severance arrangements with its executives without stockholder approval and that it should not commit to pay gross-ups relating to excise tax payments incurred by its executives in connection with such arrangements.

such severance arrangements. Also as described more fully below, Sara Lee has already substantially implemented this objective. Sara Lee's severance arrangements with its senior executives are contained in the Sara Lee Corporation Severance Plans for Corporate Officers (the "Severance Plans"), a copy of which is attached to this letter as Exhibit D. Sara Lee has recently amended the Severance Plans to eliminate those provisions that previously would have required Sara Lee to provide such "gross-up" payments.

The Sara Lee Policy therefore achieves both objectives of the 2006 Proposal in a manner that compares favorably with the 2006 Proposal. Sara Lee, therefore, has substantially implemented the 2006 Proposal within the meaning of Rule 14a-8(i)(10).

The Sara Lee Policy Limits Sara Lee's Ability to Enter Into Certain Severance Agreements in the Absence of a Stockholder Vote

The 2006 Proposal's principal objective would seem to be to limit Sara Lee's ability to enter into certain types of severance arrangements with senior executives without a stockholder vote. The Sara Lee Policy imposes such a limit in a manner that compares favorably with, and in many instances will be more restrictive than, the manner proposed by the 2006 Proposal.

Under both the Sara Lee Policy and the 2006 Proposal, a proposed severance agreement would be subject to a stockholder vote only if the amount of "benefits" to be provided under such arrangement exceeds a certain threshold. A comparison of the definition of "benefits" used in the Sara Lee Policy and the 2006 Proposal is, therefore, crucial to an understanding of whether the Sara Lee Policy substantially implements the 2006 Proposal. An examination of those definitions reveals that they are, in substance, nearly identical.

The 2006 Proposal identifies seven categories of items that, if paid pursuant to a severance agreement, would be considered "benefits." Six of these items are either included in the definition of benefits in the Sara Lee Policy or are irrelevant in the context of Sara Lee.

With respect to certain items included in the definition of benefits, the 2006 Proposal and the Sara Lee Policy use words that are nearly identical. The Sara Lee Policy and the 2006 Proposal both, for example, include within the definition of "benefits" cash payments that are paid by Sara Lee upon termination of the executive, as well as benefits or other perquisites that are provided to the executive after termination. They both also include any "gross-up" payments that are made to the executive to offset excise taxes payable by the executive.[2]

With respect to other items, the Sara Lee Policy and the 2006 Proposal use different words, but achieve the same result as a matter of substance. The 2006 Proposal, for example, includes in the definition of benefits "the estimated present value of periodic retirement payments" that would be paid pursuant to a severance agreement. The Sara Lee Policy says

[2] As described on p. 7 below under the heading "Elimination of Payment of Gross-Ups," Sara Lee has amended the Severance Plans to eliminate its obligation to make "gross-up" payments to cover excise tax payments by its executives.

nothing specifically on this point. To the extent, however, that this type of benefit would be paid pursuant to a severance agreement (as opposed to being paid pursuant to Sara Lee's existing pension plans) it would be included within the Sara Lee Policy's category of "benefits or perquisites provided for periods after termination of employment." The 2006 Proposal also includes in the definition of benefits any equity awards that are granted under a severance agreement. The Sara Lee Policy does not specifically address new equity awards because, in the context of Sara Lee's equity compensation plans, no new equity award would ever be made in connection with a severance agreement.[3] Finally, the 2006 Proposal includes in the definition of benefits "any prior stock or option awards as to which the executive's access is accelerated under the severance agreement." The Sara Lee Policy does not directly address this point, but it is unnecessary that it do so. The terms and conditions of Sara Lee's equity compensation plans and award forms, rather than a severance agreement, would govern the treatment of awards upon termination.[4]

The one substantive difference between the Sara Lee Policy and the 2006 Proposal is in the treatment of consulting fees; the 2006 Proposal considers all consulting fees to be benefits, while the Sara Lee Policy excludes from the definition of benefits consulting fees that are paid in connection with a "reasonable consulting agreement for a period not to exceed one year." The fact that consulting fees are excluded from the definition of "benefits" under the Sara Lee Policy only if they are "reasonable" and do not last for more than one year clearly minimizes the amount that might be paid by Sara Lee without stockholder approval.

The Sara Lee Policy also lists items that are not included in the definition of "benefits" and so would not be taken into account in calculating the amount of benefits that can be provided without stockholder approval. Sara Lee's purpose for providing a specific list of items that are not considered "benefits" is to provide additional clarity. The list of what is not included does not, however, change the substance of what must be considered a benefit for purposes of the Sara Lee Policy. As noted above, except with respect to certain consulting fees, the Sara Lee Policy's list of what is included in the definition of "benefits" is in substance identical to what is found in the 2006 Proposal.

While the definition of benefits is nearly identical, the threshold against which the provided benefits is to be measured is, at least superficially, different. The 2006 Proposal would prevent Sara Lee, in the absence of a stockholder vote, from entering into severance agreements with senior executives that provide benefits in an amount exceeding "2.99 times the sum of the

[3] Sara Lee's 2002 Long-Term Incentive Stock Plan would not generally permit new equity awards to be made to a former employee. In the highly unlikely event that an award were to be made under a severance agreement to an officer whose employment was about to terminate, such award would be considered to be a "benefit . . . provided for periods after termination of employment," and therefore covered by the Sara Lee Policy.

[4] As with the situation described in the immediately preceding footnote, in the highly unlikely event that a severance agreement were to provide for acceleration of equity awards on terms that are different from those provided by Sara Lee's equity plans, this would be a "benefit . . . provided for periods after termination of employment," and therefore covered by the Sara Lee Policy.

executive's average W-2 compensation over the preceding five years." The Sara Lee Policy limits benefits to "2.99 times the Executive Officer's then current base salary and target bonus."[5]

It is impossible to state categorically whether and to what extent the limitation placed on Sara Lee would be different if Sara Lee were to use the 2006 Proposal's W-2 based threshold instead of the Sara Lee Policy's salary and bonus-based threshold. W-2 compensation includes amounts paid in salary and bonus but also includes many other items, such as gains from the exercise of stock options, the value of restricted stock and restricted stock units that have vested during the executive's tax year and income attributable to certain perquisites. To the extent that these additional items are substantial with respect to a particular senior executive, the limitation imposed by the 2006 Proposal could be less restrictive than the limitation imposed by the Sara Lee Policy. W-2 compensation would not include, however, amounts earned but deferred during the executive's tax year. To the extent that a particular executive has deferred substantial amounts of income (or had a substantial increase in salary and bonus over the past five years) it is possible that the limitation imposed by the 2006 Proposal could be more restrictive than that imposed by the Sara Lee Policy.

Applying the two tests to the six "named executive officers" in Sara Lee's most recent proxy statement demonstrates the uncertainty as to whether the Sara Lee Policy or the 2006 Proposal would result in the more stringent limitation on Sara Lee's ability to enter into severance arrangements without a stockholder vote. For two of the six executives, average W-2 compensation over the past five years is substantially higher than current base salary plus target bonus. For these executives, therefore, the Sara Lee Policy imposes a more restrictive limitation than would be imposed under the 2006 Proposal. With respect to three of the executives, current base salary plus bonus is approximately equal to (i.e., within 10% of) average W-2 compensation over the past five years. In the case of the sixth executive, current base salary plus bonus is substantially higher than average W-2 compensation. The scope of the difference is partially attributable to that executive's having been employed by Sara Lee for only one full year and part of a second. The proportionately lower W-2 compensation for this "stub" year significantly lowers that executive's average W-2 compensation.

The Sara Lee Policy will therefore in many instances result in greater limitations on Sara Lee's ability to enter into severance arrangements without a stockholder vote than would the 2006 Proposal. To the extent this occurs, the Sara Lee Policy clearly "compares favorably" with the 2006 Proposal. That this may not be the case in all instances, however, does not mean that the Sara Lee Policy has not substantially implemented the 2006 Proposal. To the contrary, the difference between the Sara Lee Policy and the 2006 Proposal on this point is considerably less

[5] As a policy matter, the Sara Lee Policy's formulation would seem to provide a more consistent baseline than the 2006 Proposal's formulation. W-2 compensation can be largely a function of an executive's personal decisions with respect to choices such as whether to defer compensation during a particular year, how much to defer and whether and when to exercise stock options. Two executives with comparable salaries, bonuses, equity awards and benefits could therefore have very different W-2 compensation amounts based entirely on factors over which Sara Lee has no control. If Sara Lee proposed to award equal severance packages to these two executives, it is possible that, under the 2006 Proposal, only one would be required to be submitted to a vote of stockholders solely because of personal decisions that the two executives had made.

significant than the differences between the stockholder's proposal and the responsive action taken by the company in several situations in which the Staff has concluded that a stockholder proposal could be excluded pursuant to Rule 14a-8(i)(10). For instance, in both AutoNation Inc. (avail. February 16, 2005) ("AutoNation") and Borders Group, Inc. (avail. January 31, 2005) ("Borders"), the proponent submitted a proposal that would have prevented the company from entering into severance agreements providing for the payment of benefits exceeding 299% of the sum of the executive's base salary plus bonus.[6] In AutoNation and Borders, however, the proposal contained no definition of benefits. Each company nevertheless included such a definition, which excluded certain items. The proponent objected vociferously to both policies, claiming in AutoNation that the company's definition resulted in "potentially vast sums of executive benefits" falling outside the policy. The Staff nevertheless granted no-action relief under Rule 14a-8(i)(10).[7]

In addition, in contexts outside the realm of severance arrangements, the Staff has similarly granted relief notwithstanding differences between a proposal and the company response that were seemingly more profound than those present here. See, e.g., Nordstrom, Inc. (avail. February 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct inspections to ensure compliance) and RadioShack Corporation (avail. March 14, 2006) (concurring that a proposal requesting that any "poison pill" be redeemed by the company unless submitted to a vote of shareholders as soon as practicable was substantially implemented by a policy stating that a poison pill adopted without shareholder approval would expire on the first anniversary of its effective date).

A primary objective of the 2006 Proposal is to prohibit Sara Lee from entering into certain categories of severance arrangements with its senior executives without a stockholder vote. The Sara Lee Policy accomplishes this objective by imposing a limitation that clearly compares favorably to—and in many instances will be more stringent than—the 2006 Proposal.

Elimination of Payment of Gross-Ups

As noted above, the 2006 Proposal appears to have two objectives. While the first, and perhaps principal, objective would be to impose a limitation on Sara Lee's ability to enter into certain severance arrangements without a stockholder vote, a second objective could be said to be to prevent Sara Lee from paying "gross-ups" of excise taxes incurred by executives in connection with severance payments. On this point, the penultimate paragraph of the supporting statement reads as follows:

---

[6] The proponents and the proposals in the AutoNation and Borders cases were identical.

[7] The Staff reached the opposite conclusion in General Motors Corporation (avail. March 29, 2005), which involved the same proposal at issue in AutoNation and Borders. In response to the stockholder proposal, GM adopted a policy that it described as "particularly similar to Borders' policy." While the Staff did not elaborate on its decision to deny GM's no-action request under Rule 14a-8(i)(10), Sara Lee notes that GM's request for relief on that basis was made after the deadline set forth in Rule 14a-8(j).

> Our Company's executive severance agreements provide extra "gross-up" payments for any golden parachute excise tax owed by its executives. We believe that tax gross-ups significantly increase the costs of golden parachutes to shareholders, and that it is inappropriate for our Company to pay for its executive's tax liability.

The excise tax imposed by §4999 of the Internal Revenue Code of 1986, as amended, is triggered by severance payments conditioned on a change in control that exceed 2.99 times an executive's average W-2 compensation over the past five years. Limiting the amount of severance that may be paid to no more than 2.99 times average W-2 compensation over the past five years without stockholder approval would therefore accomplish the objective of preventing the payment of excise tax gross-ups (or at least the objective that no agreements containing a commitment to make such payments be entered into without stockholder approval).

Sara Lee, however, has already taken steps to ensure that no "gross-ups" will be paid on excise taxes incurred in connection with the Severance Plans. At its meeting on June 28, 2006 the Sara Lee's Compensation and Employee Benefits Committee amended the Severance Plans to eliminate those provisions of the Severance Plans that previously would have required Sara Lee to provide such "gross-up" payments. Pursuant to the terms of the Severance Plans, this amendment will take effect (i) with respect to the portion of the Severance Plans that relates to certain involuntary terminations in the absence of a Change in Control (as defined in the Severance Plans), immediately and (ii) with respect to the portion of the Severance Plans that relates to certain involuntary terminations that take place in connection with a Change in Control, one year after the date on which notice of the amendment is given to participants. On this point as well, therefore, the actions taken by Sara Lee clearly compare favorably with the actions requested by the 2006 Proposal. Indeed, by taking action to prohibit the payment of "gross-ups" altogether under the Severance Plans, Sara Lee has gone beyond what the Proponent has requested in the 2006 Proposal, which would allow such "gross-ups" to be made and simply subject them to the W-2 based limitation set forth in the 2006 Proposal.

Conclusion

Based on the foregoing, I request your concurrence that the 2006 Proposal may be omitted from Sara Lee's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities

Attachments

Cc: Brandon Rees, AFL-CIO
Roderick A. Palmore

Shareholder Proposal

Resolved: Shareholders of the Sara Lee Corporation (the "Company") urge the Board of Directors to seek shareholder approval for severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's average W-2 compensation over the preceding five years. This policy shall apply to existing severance agreements only if they can be legally modified by the Company, and will otherwise apply to all new severance agreements and renewals of existing agreements.

"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements, retirement agreements, settlement agreements, change in control agreements, and agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits), the payment of any "gross-up" tax liability, the estimated present value of periodic retirement payments, any stock or option awards that are awarded under any severance agreement, any prior stock or option awards as to which the executive's access is accelerated under the severance agreement, fringe benefits, and consulting fees (including reimbursable expenses) to be paid to the executive.

Supporting Statement

We believe our Company should adopt a policy either limiting the use of executive severance agreements or else submit these agreements for shareholder approval. Under the Company's severance plans for corporate officers, a small number of top executives are entitled to lucrative severance packages that exceed 2.99 times average compensation, subject to certain conditions following a change in control.

In the event of a change in control, our Company's Chief Executive Officer and Executive Vice Presidents may receive a severance benefit that includes a lump-sum equal to 3 times their base salary and bonus, fringe benefit plan coverage for 3 years, immediate vesting of all unvested equity awards, and a tax gross-up. These severance benefits are commonly known as golden parachutes.

We are concerned that golden parachutes can encourage senior executives to support a takeover that may not be in the best interests of long-term shareholders because executives will be generously rewarded if a takeover occurs. Moreover, we believe that golden parachute payments may reward underperformance leading up to a change in control and their cost may reduce the value ultimately received by shareholders.

Our Company's executive severance agreements provide extra "gross-up" payments for any golden parachute excise tax owed by its executives. We believe that tax gross-ups significantly increase the costs of golden parachutes to shareholders, and that it is inappropriate for our Company to pay for its executives' tax liability.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon. Last year a majority of the Company's shareholders voted in support of a similar shareholder resolution.

Shareholder Proposal

Resolved: Shareholders of the Sara Lee Corporation (the "Company") urge the Board of Directors to seek shareholder approval for severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's average W-2 compensation over the preceding five years. This policy shall apply to existing severance agreements only if they can be legally modified by the Company, and will otherwise apply to all new severance agreements and renewals of existing agreements.

Supporting Statement

We believe our Company should adopt a policy either limiting the use of executive severance agreements or else submit these agreements for shareholder approval. Under the Company's severance plans for corporate officers, a small number of top executives are entitled to lucrative severance packages that exceed 2.99 times average compensation, subject to certain conditions following a change in control.

In the event of a change in control, our Company's Chief Executive Officer and Executive Vice Presidents may receive a severance benefit that includes a lump-sum equal to 3 times their base salary and bonus, fringe benefit plan coverage for 3 years, immediate vesting of all unvested equity awards, and a tax gross-up. These severance benefits are commonly known as golden parachutes.

We are concerned that golden parachutes can encourage senior executives to support a takeover that may not be in the best interests of long-term shareholders because executives will be generously rewarded if a takeover occurs. Moreover, we believe that golden parachute payments may reward underperformance leading up to a change in control and their cost may reduce the value ultimately received by shareholders.

Large golden parachutes can also have negative tax implications. Internal Revenue Code Section 280G limits the tax deductibility of golden parachutes if the severance payments generally exceed three times the executive's average W-2 compensation over the preceding five years. In addition, under Internal Revenue Code Section 4999, golden parachute payments that exceed this level are subject to an "excess parachute payment" excise tax.

Our Company's executive severance agreements provide extra "gross-up" payments for any golden parachute excise tax owed by its executives. According to the *Journal of Accountancy*, golden parachutes that include gross-up provisions can cost a company over $3 to pay $1 of benefits that exceed IRC Section 4999 limits, and the after-tax costs may be as high as $5 for every $1 of additional benefits ("Minimize Parachute Penalties," October 2001). Moreover, we believe that it is inappropriate for our Company to pay for its executives' tax liability.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon. Many investors including the California Public Employees Retirement System, the Council of Institutional Investors, and Institutional Shareholder Services generally favor requiring shareholder approval of these types of severance agreements.

Exhibit C

SARA LEE CORPORATION
EXECUTIVE OFFICER SEVERANCE POLICY

Policy

It is the policy of the Board of Directors (the "Board") of Sara Lee Corporation (the "Company") that the Company shall not enter into a Future Severance Arrangement with an Executive Officer that provides for Benefits in an amount that exceeds 2.99 times the Executive Officer's then current base salary and target bonus, unless such Future Severance Arrangement receives stockholder approval.

Definitions

For the purposes of this Policy, the following terms shall have the following meanings:

"Benefits" means

(i) cash amounts payable by the Company in the event of termination of the Executive Officer's employment;

(ii) benefits or perquisites provided for periods after termination of employment (but excluding benefits or perquisites provided to employees generally); and

(iii) payments, including penalty tax reimbursements and gross up payments, relating to offsetting the Executive Officer's excise taxes under Section 4999 of the Internal Revenue code, as amended from time to time, that might be payable following the change-in-control of the Company.

The term "Benefits" includes lump-sum payments and the estimated present value of any periodic payments made or benefits or perquisites provided following the date of termination.

Notwithstanding the foregoing, the term "Benefits" does not include:

(i) payments of salary, bonus or other incentive compensation, vacation pay, benefits or other amounts that had been earned or accrued at the time of termination or that are otherwise attributable to the period preceding the date of termination;

(ii) payments based on accrued qualified and non-qualified deferred compensation plans, including retirement benefits;

(iii) any benefits or perquisites provided under plans or programs applicable to employees generally;

(iv) amounts paid as part of any employment agreement intended to "make-whole" any forfeiture of benefits from a prior employer;

(v) amounts paid for services following termination of employment for a reasonable consulting agreement for a period not to exceed one year;

(vi) amounts paid for post-termination covenants (such as a covenant not to compete);

(vii) the value of accelerated vesting or payment of any outstanding equity-based award; or

(viii) any payment that the Board or any committee thereof determines in good faith to be a reasonable settlement of any claim made against the Company.

"Employment Agreement" means an agreement between the Company (or one of its subsidiaries) and an Executive Officer pursuant to which the Executive Officer renders services to the Company (or one of its subsidiaries) as an employee.

"Executive Officer" means any person who is, at the time of execution of a Future Severance Agreement, an officer of the Company or a subsidiary who is required to file reports pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

"Future Severance Arrangement" means an Employment Agreement or a Severance Agreement entered into after the effective date of this Policy that provides for the payment of Benefits; provided, however, that to the extent the terms of the Company's Corporate Officer Severance Plans or other existing employee benefit plans of the Company require a period of time to elapse before any amendment to the benefits available under such plan become effective, "Future Severance Agreement" means an Employment Agreement or a Severance Agreement entered into pursuant to such plan only after the date such period of time has elapsed. "Future Severance Agreement" also includes any renewal, material modification or extension to an Employment Agreement or Severance Agreement in effect as of the date of this Policy, to the extent such renewals, material modifications or extensions require written agreement by the Executive Officer.

"Severance Agreement" means an agreement between the Company (or any of its subsidiaries) and an Executive Officer related to such Executive Officer's termination of employment with the Company and its subsidiaries.

Administration
The Board delegates to the Compensation and Employee Benefits Committee (the "Committee") full authority to make determinations regarding the interpretation of the provisions of this Policy, in its sole discretion, including, without limitation, the determination of the value of any non-cash items, as well as the present value of any cash or non-cash benefits payable over a period of time.

Amendment
Consistent with the Company's compensation philosophy and practice, the Board of Directors retains the right to amend or modify this Policy at any time in its sole discretion that such action would be in the best interest of the Company and its stockholders; provided, however, that any such action shall be promptly disclosed.

General
If the Committee determines that it would be in the best interest of the Company's stockholders to enter into a Future Severance Agreement with an Executive Officer pursuant to which the present value of the proposed Benefits would exceed 2.99 times the

Executive Officer's then current base salary and target bonus, the Board of Directors may seek stockholder approval of such Future Severance Agreement after the material terms have been agreed upon but the payment of any Benefits in excess of the foregoing limits will be contingent upon such stockholder approval.

Adopted on April 27, 2006

Exhibit D

SARA LEE CORPORATION
SEVERANCE PLANS
FOR CORPORATE OFFICERS

(As Amended and Restated Effective June 30, 2006)

ARTICLE I INTRODUCTION.

This document sets forth the severance plans of Sara Lee Corporation (the "Corporation") governing:

(i) payments and benefits to be provided in the event of the involuntary termination of employment with the Corporation of an officer of the Corporation (excluding assistant secretaries and assistant treasurers) elected by the Board of Directors of the Corporation ("Officer" or "Terminated Officer"), as set forth in Article III below; and

(ii) payments and benefits to be provided in the event of the termination of employment with the Corporation of an Officer under certain circumstances following a change in control of the Corporation, as set forth in Article IV below.

ARTICLE II COMMON PROVISIONS.

The following provisions shall apply to both the Involuntary Termination Plan (Article III below) and the Change in Control Plan (Article IV below):

(a) Definitions. Whenever used in the Involuntary Termination Plan or the Change in Control Plan, capitalized terms used but not otherwise defined herein shall have the meanings set forth below:

"Board" means the Board of Directors of the Corporation.

"Committee" means the Compensation and Employee Benefits Committee of the Board, a subcommittee thereof, or such other committee as may be appointed by the Board.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any successors thereto.

"Corporation" means Sara Lee Corporation and any successor thereto.

"Effective Date" of the amendment and restatement of both the Involuntary Termination Plan and the Change in Control Plan as described here means June ----28, 2006.

(b) Employment Status. Except as may be provided under any other agreement between an Officer and the Corporation, the employment of such Officer by the Corporation is "at will," and may be terminated by either such Officer or the Corporation at any time, subject to applicable law.

(c) Severability. In the event any provision of either the Involuntary Termination Plan or the Change in Control Plan shall be held illegal or invalid for any reason, the illegality or invalidity of such provision shall not affect the remaining parts of such plan, and such plan shall be construed and enforced as if the illegal or invalid provisions had not been included. Further, the captions of the plans are not part of the provisions thereof and shall have no force and effect.

ARTICLE III INVOLUNTARY TERMINATION PLAN.

SECTION 1. INTRODUCTION. This plan (the "Involuntary Termination Plan") has been established by the Corporation to govern payments and benefits to be made in the event of the involuntary termination of employment with the Corporation of an Officer on or after the Effective Date. The Involuntary Termination Plan does not govern severance payments and benefits to be made in the event of a Qualifying Termination (as such term is defined in Article IV below), which matters are instead governed by the Change in Control Plan (Article IV below).

SECTION 2. STATEMENT OF GENERAL PURPOSE. It is intended by the Corporation that an Officer whose employment with the Corporation has been involuntarily terminated under the circumstances described herein be entitled to specified severance pay and benefits as set forth in this Involuntary Termination Plan, and subject to the terms of a separation agreement between the Corporation and the Officer entered into in connection with the termination of employment. This Involuntary Termination Plan duly recognizes the circumstances of termination and years of service with the Corporation as factors to be considered in the determination of the amount of severance to be paid to a Terminated Officer.

SECTION 3. DEFINITIONS. Whenever used in the Involuntary Termination Plan capitalized terms used but not otherwise defined herein shall have the meanings set forth below:

"Base and Bonus Compensation" means one-twelfth (1/12) of the sum of (i) the annual salary in effect for the Officer immediately prior to the Officer's termination and (ii) 75% of the Officer's target annual incentive as defined in the Annual Incentive Plan for the year in which the termination occurs.

"Cause" shall mean a determination by the Corporation that the Officer has willfully engaged in conduct materially injurious to the Corporation or has committed a crime involving dishonesty, moral turpitude or other disreputable behavior, including, but not limited to, a violation of the Corporation's Global Business Standards.

"Disability" shall mean a determination by the Corporation under the Corporation's disability plan that the Officer is disabled.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended and any successors thereto.

"Retirement" shall mean a termination on or after the Officer's normal retirement age (as defined in an applicable Retirement Plan) following which the Terminated Officer is eligible for retirement benefits under such Retirement Plan.

"Retirement Plan" means the Sara Lee Corporation Consolidated Pension and Retirement Plan or any other qualified retirement plan of the Corporation or a subsidiary or affiliate of the Corporation, other than a 401(k) plan.

"Termination Date" shall mean the date specified in the Officer's Separation Agreement and Release as the Officer's last day of employment with the Corporation.

SECTION 4. ELIGIBILITY FOR SEVERANCE.

(a) Eligible Terminations. Subject to Section 4(b), an Officer may be eligible for severance payments and benefits pursuant to this Involuntary Termination Plan only if his or her employment with the Corporation terminates under one of the following circumstances:

(i) the Officer's employment is terminated involuntarily because of unacceptable performance,

(ii) the Officer's employment is terminated involuntarily due to an organizational restructuring which results in the elimination of the Officer's position or function, or

(iii) the Officer terminates his or her employment at the request of the Corporation.

(b) Ineligible Terminations. Notwithstanding Section 4(a), an Officer shall not be eligible for any severance payments or benefits pursuant to this Involuntary Termination Plan if his or her employment with the Corporation terminates under any of the following circumstances:

(i) a termination for Cause,

(ii) a termination due to Disability,

(iii) a termination due to death,

(iv) a termination due to Retirement,

(v) a voluntary termination of employment by the Officer other than at the request of the Corporation,

(vi) a termination of employment of the Officer following which, within a reasonable period of time, the Officer is offered and accepts new employment with the Corporation,

(vii) the transfer of the Officer's employment to a subsidiary or affiliate of the Corporation with the consent of the Officer,

(viii) the divestiture by the Corporation of the subsidiary, division or operation that employs the Officer and the continuance of employment by the new or acquiring entity on substantially the same financial terms and conditions as in effect immediately prior to such disposition or on such other terms and conditions as are agreed to by the Officer,

(ix) a termination of employment of the Officer under circumstances which entitle the Officer to receive severance payments or benefits pursuant to the terms of the Change in Control Plan (Article IV below) or another plan or agreement which is or has been established or entered into by the Corporation or a subsidiary or affiliate of the Corporation or assumed by the Corporation or a subsidiary or affiliate of the Corporation in an acquisition, merger or similar transaction (including without limitation a change-in-control plan or agreement with a company which is acquired by the Corporation or a subsidiary or affiliate of the Corporation), or

(x) any other termination of employment under circumstances not described in Section 4(a).

(c) Characterization of Termination. The characterization of an Officer's termination under this Involuntary Termination Plan shall be made by the Corporation's Senior Vice President-Human Resources, or such other person or committee designated by the Committee, which determination shall be final and binding (subject, however, to Section 10(c) below).

SECTION 5. SEVERANCE BENEFITS PAYABLE.

(a) Severance Pay. An Officer terminated under circumstances described in Section 4(a), and not described in Section 4(b), shall receive:

(i) continued payment of the Officer's Base and Bonus Compensation (the "Base and Bonus Portion of Severance"), over the number of months (the "Severance Period") determined by multiplying:

(A) the number of the Officer's full years of employment with the Corporation or any subsidiary or affiliate of the Corporation (including periods of employment with a predecessor employer, the business of which was acquired by the Corporation), by

(B) three months if the Officer is an Executive Vice President or an officer senior thereto; two months if the Officer is a Senior Vice President; or one month if the Officer is a Vice President;

provided, however, in no event shall the Severance Period be less than twelve months or more than twenty-four months;

(ii) a pro-rata amount (from the first day of the current fiscal year of the Corporation to the Officer's Termination Date) of:

(A) the annual incentive, if any, payable under the annual incentive plan of the Corporation (the "Annual Incentive Plan") in effect with respect to the fiscal year in which the Termination Date occurs, using actual financial or other quantitative bonus objectives and assuming a "superior" level of performance with respect to the Individual Standards of Performance portion of such incentive (the "Annual Incentive Portion of Severance"); and

(B) any long-term incentive award (excluding stock options), if any, payable under any long-term incentive plan of the Corporation in which the Terminated Officer was a participant immediately prior to such Officer's Termination Date, if such long-term incentive award relates, in whole or in part, to the period prior to the Termination Date (the "Long-Term Incentive Portion of Severance"), with the pro-rata amount calculated pursuant to the terms and conditions approved by the Committee at the time the award was granted and applicable to such long-term incentive plan or award;

(iii) a lump sum cash amount equal to the Officer's unpaid base salary and accrued and unused vacation through the Officer's termination date.

(b) Health Coverage. Beginning on the Termination Date, a Terminated Officer shall be eligible to elect COBRA continuation coverage under the group medical and dental plan available to similarly situated officers of the Corporation. If a Terminated Officer eligible for severance under Section 4 elects COBRA continuation coverage for medical coverage, dental coverage or both, the Corporation shall subsidize the premium charged during the Severance Period so that the amount of such premium payable by such Terminated Officer shall equal the amount payable by an active Officer of the Corporation for similar coverage. The premium charged for COBRA continuation coverage after the end of the Severance Period shall be entirely at the Terminated Officer's expense and may be different from the premium charged during the Severance Period. The Terminated Officer's COBRA continuation coverage shall terminate in accordance with the COBRA continuation of coverage provisions under the Corporation's group medical and dental plans. If the Terminated Officer is eligible for early retirement under the terms of a Retirement Plan (or would become eligible if the Severance Period is considered as employment), then in lieu of COBRA continuation coverage under the group medical plan the Terminated Officer may elect to participate in the Sara Lee Corporation Retiree Medical Plan available to the Officers of the Corporation after the Termination Date in accordance with the terms and conditions of the plan in effect from time to time; provided, that such coverage shall not be available to the Terminated Officer unless he or she elects such coverage within thirty (30) days following the Termination Date. The premium charged the Terminated Officer for such retiree medical coverage may be different from the premium charged an active Officer of the Corporation for similar coverage.

(c) Participation In Other Plans. Except as otherwise provided herein or in the applicable plan, participation in all other plans of the Corporation or any subsidiary or affiliate of the Corporation available to similarly situated Officers of the Corporation, including but not limited to, qualified pension plans, stock purchase plans, 401(k) plans and ESOPs, personal accident insurance, travel accident insurance, short and long term disability insurance and accidental death and dismemberment insurance, shall cease on the Officer's Termination Date. Any non-qualified ESOP and pension benefits will be provided to a Terminated Officer eligible for severance through the Sara Lee Corporation Supplemental Benefit Plan by treating the Severance Period as a period of employment with the Corporation. The Corporation shall continue to maintain during the Severance Period life insurance covering the Terminated Officer under the Executive Life Insurance Program, as such program is then in effect. If the Terminated Officer is eligible for early retirement or becomes eligible for early retirement during the Severance Period, then the Corporation will continue to pay the premiums (or prepay the entire premium) so that the retired Terminated Officer has a paid-up life insurance benefit equal to his or her annual salary on the Termination Date. Any stock option awards such Terminated Officer received prior to the Termination Date shall continue to vest during the Severance Period pursuant to the terms of the stock option plan and stock option grant agreements; provided, however, that a Terminated Officer shall not be eligible for, or receive, restoration stock options following the Termination Date. Any stock option awards that vest prior to the end of the Severance Period must be exercised by the Terminated Officer within the applicable period specified in the stock option plan and stock option grant agreements. During the Severance Period, a Terminated Officer who has participated in the Estate Builder Plan will continue to participate in such Plan at the target rate of interest. A Terminated Officer eligible for severance under this Involuntary Termination Plan shall be permitted to continue using the automobile provided to him or her by the Corporation in accordance with the terms of the Corporation's leased automobile policy until the earliest of (i) the end of the Severance Period, (ii) the date on which he or she accepts full time employment with another employer or (iii) the end of the lease term, and during such period the Corporation shall be responsible for lease payments and insurance with respect to such automobile and the Terminated Officer shall be responsible for all other expenses. The Terminated Officer shall have the option to purchase such automobile at any time during or upon the conclusion of the Severance Period pursuant to the then current terms of the Corporation's Executive Auto Program. A Terminated Officer shall not be eligible for reimbursement of club memberships and expenses incurred, or for participation in the Corporation's Matching Grant Program, after the Terminated Officer's Termination Date. A Terminated Officer who was an Executive President or a Senior Vice President shall be entitled to continued financial planning assistance provided by the Corporation through the Severance Period.

(d) Foreign Officers. If the Terminated Officer is domiciled outside of the United States on his Termination Date, at the discretion of the Committee, the Terminated Officer shall receive the severance benefits required to be paid pursuant to the laws of the country in which the Terminated Officer is domiciled on his Termination Date in lieu of the benefits under Section 4(a) through (c) above.

SECTION 6. MODE OF PAYMENT OF SEVERANCE. The Base and Bonus Compensation Portion of Severance shall be paid in accordance with the Corporation's Corporate Office pay schedule unless the Committee reasonably determines that Section 409A of the Code will result in the imposition of additional tax on account of such payment before the expiration of the 6-month period described in Section 409A(a)(2)(B)(i) in which case such payment will not commence until the date that is six (6) months and one (1) day following the date of the Officer's separation from service (as defined in Code Section 409A) or, if earlier, the date of the Officer's death. The Annual Incentive Portion of Severance, if any, shall be paid to the Terminated Officer in cash on the same date the active participants under the Annual Incentive Plan are paid and the Long-Term Incentive Portion of Severance, if any, shall be paid to the Terminated Officer in the same form and on the same date the active participants under the applicable long term incentive plan are paid. . All payments hereunder shall be reduced by such amount as the Corporation (or any subsidiary or affiliate of the Corporation) may be required under all applicable federal, state, local or other laws or regulations to withhold or pay over with respect to such payment.

SECTION 7. TERMINATION OF BENEFITS. All rights to receive or continue to receive severance payments and benefits pursuant to this Involuntary Termination Plan shall cease on the earliest of (a) the date the Terminated Officer begins receiving benefits under a Retirement Plan, (b) the date the Terminated Officer breaches any of the covenants in the Separation Agreement and Release, as defined in Section 8, including without limitation any noncompetition, nonsolicitation, confidentiality or nondisparagement covenants contained therein, and (c) the date the Terminated Officer becomes reemployed by the Corporation or any of its subsidiaries or affiliates.

SECTION 8. SEPARATION AGREEMENT. No benefits under this Involuntary Termination Plan shall be payable to any Terminated Officer until the Terminated Officer and the Corporation have executed a Separation Agreement and Release (in substantially the form approved by the Committee or its Chairman, with such revisions or modifications as shall be deemed necessary or appropriate by the Senior Vice President-Human Resources) and the payment of benefits under this Involuntary Termination Plan shall be subject to the terms and conditions of such Separation Agreement and Release.

SECTION 9. DEATH OF TERMINATED OFFICER. In the event that the Terminated Officer shall die prior to the payment in full of (a) the Base and Bonus Compensation Portion of Severance, (b) the Annual Incentive Portion of Severance, if any, or (c) the Long-Term Incentive Portion of Severance, if any, then the Terminated Officer's estate or beneficiary, whichever is applicable, shall be paid the remaining payments of such benefits. Such payments shall not affect or reduce any other death benefits that the Terminated Officer's estate or beneficiary shall be entitled to receive under other plans of the Corporation.

SECTION 10. ADMINISTRATION OF PLAN

(a) General. Except as specifically provided herein, the Involuntary Termination Plan shall be administered by the Committee. The Committee may delegate any administrative duties, including, without limitation, duties with respect to the processing, review, investigation, approval and payment of severance benefits, to designated individuals or committees. The Committee shall be the "administrator" and a "named fiduciary" under the Involuntary Termination Plan for purposes of ERISA.

(b) Interpretations And Variations. The Committee shall have the duty and authority to interpret and construe, in its sole discretion, the terms of the Involuntary Termination Plan in regard to all questions of eligibility, the status and rights of Officers, distributees and other persons under the Involuntary Termination Plan, and the manner, time and amount of any payment under the Involuntary Termination Plan. The Committee or its representative shall decide any issues and disputes arising under this Involuntary Termination Plan, and the decision of the Committee shall be binding and conclusive on the Terminated Officer and the Corporation. Any variations from the Involuntary Termination Plan may only be made by the Committee in its sole discretion.

(c) Claims Procedure. Any Terminated Officer who believes that he or she is entitled to receive severance benefits under the Involuntary Termination Plan may file a claim in writing with the Committee within ninety (90) days after the date such Terminated Officer believes he or she should have received such benefits. No later than ninety (90) days after the receipt of the claim, the Committee shall either allow or deny the claim in writing. A denial of a claim, in whole or in part, shall be written in a manner calculated to be understood by the claimant and shall include:

(i) the specific reason or reasons for the denial;

(ii) specific reference to pertinent Involuntary Termination Plan provisions on which the denial is based;

(iii) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv) an explanation of the claim review procedure.

A claimant whose claim is denied (or his or her duly authorized representative) may within 60 days after receipt of the denial of his or her claim:

(i) request a review upon written application to the Committee;

(ii) review pertinent documents; and

(iii) submit issues and comments in writing.

(d) The Committee shall notify the claimant of its decision on review within sixty (60) days after receipt of a request for review unless special circumstances require an extension of time for processing, in which case a decision shall be rendered as soon as possible, but not later than one hundred twenty (120) days after receipt of a request for review. Notice of the decision on review shall be in writing. The Committee's decision on review shall be final and binding on any claimant or any successor in interest. If a Terminated Officer subsequently wishes to file a claim against the Involuntary Termination Plan, any legal action must be filed with ninety (90) days of the

Committee's final decision and a legal action may only be filed if the Terminated Officer has exhausted the ERISA claims procedure as outlined herein.

SECTION 11. MISCELLANEOUS.

(a) Amendment or Termination. Notwithstanding anything herein to the contrary, the Corporation may amend, modify or terminate the Involuntary Termination Plan at any time by resolutions duly adopted by the Committee which may be effective prospectively or retroactively, as determined by the Committee; provided, however, that no amendment, modification or termination shall deprive any Terminated Officer of any payment or benefit payable pursuant to the terms of a Separation Agreement and Release between the Corporation and such Terminated Officer.

(b) Governing Law. This Involuntary Termination Plan shall be construed and enforced in accordance with ERISA and the laws of the State of Illinois to the extent such laws are not preempted by ERISA.

(c) Successors and Assigns. This Involuntary Termination Plan shall be binding upon and inure to the benefit of the Corporation and its successors and assigns and shall be binding upon and inure to the benefit of a Terminated Officer and his or her legal representatives, heirs and assigns. No rights, obligations or liabilities of a Terminated Officer hereunder shall be assignable without the prior written consent of the Corporation.

ARTICLE IV CHANGE IN CONTROL PLAN.

SECTION 1. STATEMENT OF GENERAL PURPOSE. It is intended by the Corporation that Officers shall be entitled to receive specified Change in Control Benefits upon termination of employment under certain circumstances following a Change in Control, in recognition of the circumstances surrounding the possibility of a Change in Control. The objectives of this plan (the "Change in Control Plan") are to: (a) assure the Corporation of continuity of management in the event of an actual, possible or threatened Change in Control of the Corporation, (b) induce Officers to remain in the employ of the Corporation and (c) attract and retain well-qualified executives.

SECTION 2. ESTABLISHMENT AND TERM. This Change in Control Plan will commence on the Effective Date and will continue in effect thereafter, subject to amendment or termination by the Committee in accordance with Section 9(e) below.

SECTION 3. DEFINITIONS. Whenever used in this Change in Control Plan, capitalized terms used but not otherwise defined herein shall have the meanings set forth below:

"Base And Bonus Compensation" means (i) the annual salary in effect for an Officer immediately prior to the Change in Control (or, if greater, any annual salary in effect for such Officer at any time after the Change in Control) plus (ii) such Officer's target annual incentive (as defined in the Annual Incentive Plan) for the year in which the Change in Control occurs (including in clauses (i) and (ii) any deferred amounts).

"Beneficiary" means, with respect to an Officer, the persons or entities designated or deemed designated by such Officer pursuant to Section 9(c) of this Article.

"Cause" shall have the meaning set forth in Section 3 of Article III above.

"Change in Control" shall occur:

(i) upon the acquisition by any individual, entity or group, including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person"), of beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of 20% or more of the combined voting power of the then outstanding capital stock of the Corporation that by its terms may be voted on all matters submitted to stockholders of the Corporation generally (such capital stock, "Voting Stock"); provided, however, that the following acquisitions shall not constitute a Change in Control: (a) any acquisition directly from the Corporation (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Corporation), (b) any acquisition by the Corporation, (c) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation, or (d) any acquisition by any corporation pursuant to a reorganization, merger or consolidation involving the Corporation, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (a), (b) and (c) of subsection (ii) below shall be satisfied; and provided further that, for purposes of clause (b) above, if (1) any Person (other than the Corporation or any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation) shall become the beneficial owner of 20% or more of the Voting Stock by reason of an acquisition by the Corporation and (2) such Person shall, after such acquisition by the Corporation, become the beneficial owner of any additional shares of the Voting Stock and such beneficial ownership is publicly announced, then such additional beneficial ownership shall constitute a Change in Control; or

(ii) upon the consummation of a reorganization, merger or consolidation of the Corporation, or a sale, lease, exchange or other transfer of all or substantially all of the assets of the Corporation; excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction, (a) all or substantially all of the beneficial owners of the Voting Stock of the Corporation outstanding immediately prior to such transaction continue to beneficially own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, the Corporation or an entity which as a result of such transaction owns the Corporation or all or substantially all of the assets of the Corporation, directly or indirectly) (the "Resulting Entity") outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction, and (b) no

Person (other than any Person that beneficially owned, immediately prior to such reorganization, merger, consolidation, sale, lease, exchange or other transfer , directly or indirectly, Voting Stock representing 20% or more of the combined voting power of the Corporation's then outstanding securities) beneficially owns, directly or indirectly, 20% or more of the combined voting power of the then outstanding securities of the Resulting Entity, and (c) at least a majority of the members of the board of directors of the entity resulting from such transaction were Continuing Directors of the Corporation at the time of the execution of the initial agreement or action of the Board authorizing such reorganization, merger, consolidation, sale, lease, exchange or other transfer; or

(iii) upon the consummation of a plan of complete liquidation or dissolution of the Corporation; or

(iv) when those individuals who, immediately after the 2005 annual meeting of stockholders of the Corporation, constitute the Board (the "Continuing Directors") cease for any reason to constitute at least a majority of such Board; provided, however, that any individual who becomes a director of the Corporation subsequent to the 2005 annual meeting of stockholders of the Corporation whose election, or nomination for election by the Corporation's stockholders, was approved by the vote of at least a majority of the Continuing Directors then comprising the Board (or by the nominating committee of the Board, if such committee is comprised of Continuing Directors and has such authority) shall be deemed to have been a Continuing Director; and provided further, that no individual shall be deemed to be a Continuing Director if such individual initially was elected as a director of the Corporation as a result of (A) an actual or threatened solicitation by a Person (other than the Board) made for the purpose of opposing a solicitation by the Board with respect to the election or removal of directors, or (B) any other actual or threatened solicitation of proxies or consents by or on behalf of any Person (other than the Board).

"Change in Control Benefits" means the payment of severance compensation and benefits as provided in Section 2(b) of this Article IV.

"Disability" has the meaning set forth in Section 3 of Article III above.

"Effective Date of Termination" means the date on which a Qualifying Termination occurs which triggers the payment of Change in Control Benefits hereunder.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Good Reason" means the occurrence of any one or more of the following (without the Officer's written consent):

(i) any failure to elect or reelect or otherwise to maintain the Officer in the office or the position, or a substantially equivalent office or position, of or with the Corporation which the Officer held immediately prior to a Change in Control, or the removal of the Officer as a director of the Corporation (or any successor thereto) if the Officer shall have been a director of the Corporation immediately prior to the Change in Control;

(ii) the assignment to the Officer of duties materially inconsistent with the Officer's authorities, duties, responsibilities or status, an adverse change in the Officer's reporting relationship, or any other action which results in a diminution in the Officer's authorities, duties, responsibilities, status or reporting relationship from those in effect immediately prior to the Change in Control;

(iii) the Corporation's requiring the Officer to be based at an office location which is at least fifty (50) miles from his or her current office location, or the Corporation's requiring the Officer to travel on business to a substantially greater degree than required prior to the Change in Control;

(iv) a reduction in the Officer's annual base salary as in effect immediately prior to the Change in Control (or, if greater, any annual base salary in effect for such Officer at any time after the Change in Control);

(v) a material reduction in the Officer's level of participation in any of the Corporation's annual and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices or arrangements in which the Officer participates from the levels in place immediately prior to the Change in Control;

(vi) the failure by the Corporation to obtain a satisfactory agreement from any successor to the Corporation to assume and agree to perform this Change in Control Plan;

(vii) any termination of the Officer's employment by the Corporation that is not effected pursuant to a Notice of Termination; and

(viii) any action or event described in clause (i), (ii), (iii), (iv) or (v) above taken by the Corporation prior to the Change in Control at the request of the other party to the Change in Control transaction or otherwise in contemplation of the closing of the Change in Control transaction.

The existence of Good Reason shall not be affected by an Officer's temporary incapacity due to physical or mental illness not constituting a Disability. An Officer's Retirement shall constitute a waiver of his or her rights with respect to any circumstance constituting Good Reason. An Officer's continued employment shall not constitute a waiver of his or her rights with respect to any circumstances which may constitute Good Reason; provided, however, that an Officer may not rely on any particular action or event described in clause (i) through (viii) above as a basis for terminating his or her employment for Good Reason unless he or she delivers a Notice of Termination based on that action or event within six months after its occurrence and the Corporation has failed to correct the circumstances cited by the Officer as constituting Good Reason within 30 days of receiving the Notice of Termination.

Any determination by the Chief Executive Officer that he has Good Reason to terminate his employment shall be binding on the Corporation, unless he is at the time serving as the Chief Executive Officer of, and reports directly to the board of directors (or equivalent governing body) of, the ultimate parent of the corporate group which includes the Corporation (or its successor) following the Change in Control.

"Notice of Termination" shall mean a written notice which shall indicate the specific termination provision in this Change in Control Plan relied upon, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of an Officer's employment under the provision so indicated.

"Prorated Long Term Bonus Amount" shall mean the long-term bonuses payable under any long-term bonus plans then in effect, assuming full vesting and achievement of target levels, but prorated for the number of days elapsed in each plan cycle through the Effective Date of Termination.

"Qualifying Termination" means either of the following events:

(i) any termination of an Officer's employment by the Corporation for reasons other than for Cause within six (6) months preceding or within two (2) years following a Change in Control (regardless of whether or not a Notice of Termination is delivered to such Officer by the Corporation); or

(ii) a voluntary termination by an Officer for Good Reason within two (2) years following a Change in Control pursuant to a Notice of Termination delivered to the Corporation by such Officer.

"Retirement" has the meaning set forth in Section 3 of Article III above.

SECTION 4. CHANGE IN CONTROL BENEFITS.

(a) Right to Change in Control Benefits. Each Officer shall be entitled to receive from the Corporation the Change in Control Benefits, as described in Section 4(b) of this Article, if (i) there has been a Change in Control and (ii) a Qualifying Termination of such Officer has occurred. Notwithstanding the foregoing, an Officer shall not be entitled to Change in Control Benefits if he or she is terminated for Cause, or if his or her employment with the Corporation ends due to death, Disability or Retirement or due to a voluntary termination of employment by such Officer without Good Reason.

(b) Description of Change in Control Benefits.

(i) Change in Control Benefits. In the event an Officer becomes entitled to receive Change in Control Benefits, as provided in Section 4(a) of this Article, the Corporation shall pay to such Officer and provide such Officer with the following:

(A) A lump sum cash amount equal to either (i) two and one half (2.5) times Base and Bonus Compensation in the case of the Chief Executive Officer or any Executive Vice President or (ii) two (2) times Base and Bonus Compensation for any other Officer.

(B) A lump sum cash amount equal to such Officer's prorated annual incentive (as determined in accordance with Section 4(a)(ii)(A) of Article III).

(C) A lump sum cash amount equal to such Officer's prorated long term incentive (as determined in accordance with Section 4(a)(ii)(B) of Article III).

(D) A lump sum cash amount equal to such Officer's unpaid base salary and unused and accrued vacation through the Effective Date of Termination.

(E) If the aggregate benefits accrued by the Officer as of the Effective Date of Termination under the savings and retirement plans sponsored by the Corporation are not fully vested pursuant to the terms of the applicable plan, the difference between the benefits the Officer is entitled to receive under such plans and the benefits he would have received had he been fully vested will be provided to the Officer under the Sara Lee Corporation Supplemental Benefit Plan. In addition, for purposes of determining the Officer's benefits under the Sara Lee Corporation Supplemental Benefit Plan and the Officer's right to post-retirement medical benefits under the Sara Lee Corporation Retiree Medical Plan, the Officer shall be assumed to have continued in employment following the Effective Date of Termination for two and one half (2.5) years in the case of the Chief Executive Officer or any Executive Vice President or two (2) years in the case of any other Officer (i.e., two and one half (2.5) or two (2) additional years of age and service credits shall be added) subject, in each such case, to the maximum service periods under the Sara Lee Corporation Supplemental Benefit Plan and/or the Sara Lee Corporation Retiree Medical Plan, as applicable; provided, however, that for purposes of determining "final average pay" under the Sara Lee Corporation Supplemental Benefit Plan, the Officer's employment shall be deemed to have continued for two and one half (2.5) or two (2) years following the Effective Date of Termination with the annualized base salary rate and the annual incentive award used in the calculation of Base and Bonus Compensation. However, the Officer will not be eligible to begin receiving any retirement benefits under any such plans until the later of (i) the third anniversary of the Effective Date of Termination in the case of the Chief Executive Officer or any Executive Vice President or the second anniversary of the Effective Date of Termination in the case of any other Officer or (ii) the date he or she would otherwise be eligible to begin receiving benefits under such plans.

(F) A continuation of the health insurance, life insurance, personal accident insurance, travel accident insurance and accidental death and dismemberment insurance coverages available to similarly situated Officers on the Effective Date of Termination for a period of either (i) two and one half (2.5) years after the Effective Date of Termination in the case of the Chief Executive Officer or any Executive Vice President or (ii) two (2) years after the Effective Date of Termination in the case of any other Officer. These benefits shall be provided to such Officer at the same premium cost, and at the same coverage level, as in effect as of such Officer's Effective Date of Termination. However, in the event the premium cost and/or level of coverage shall change for all employees with respect to supplemental benefits, the cost and/or coverage level, likewise, shall change for such Officer in a corresponding manner. The continuation of these coverages shall be discontinued prior to the end of the two and one half (2.5) or two (2) year period (as appropriate) in the event such Officer has available substantially similar coverages at a comparable cost from a subsequent employer, as determined by the Committee.

(G) A continuation of the Officer's participation, if any, in the Estate Builder Plan at the target rate of interest for two and one half (2.5) years in the case of the Chief Executive Officer or any Executive Vice President or two (2) years in the case of any other Officer. In the case of the Chief Executive Officer, any Executive Vice President or any Senior Vice President, the Officer shall also continue to receive financial planning and counseling services consistent with past practice at the Corporation's sole cost and expense during such two and one half (2.5) or two (2) year period (as applicable).

(H) The Officer shall be permitted to continue using the automobile provided to him or her by the Corporation in accordance with the terms of the Corporation's leased automobile policy until the earliest of (i) the date that is two and one half (2.5) years after the Effective Date of Termination in the case of the Chief Executive Officer or any Executive Vice President or the second anniversary of the Effective Date of Termination in the case of any other Officer, (ii) the date on which he or she accepts full time employment with another employer and (iii) the end of the lease term, and during such period the Corporation shall be responsible for lease payments and insurance with respect to such automobile and the Officer shall be responsible for all other expenses. The Officer shall have the option to purchase such automobile at any time during or upon the conclusion of such two and one half (2.5) or two (2) year period (as appropriate) pursuant to then current terms of the Corporation's Executive Auto Program.

(ii) Stock Options and Restricted Shares.

(A) All options to purchase the Corporation's common stock held by the Officer that were issued prior to the Effective Date shall automatically vest upon a Change in Control and all restrictions and/or forfeiture conditions on any restricted shares or restricted share units held by the Officer shall automatically lapse upon a Change in Control. All other options to purchase the Corporation's common stock held by the Officer shall automatically vest upon the Officer's Qualifying Termination and all restrictions and/or forfeiture conditions on all other restricted shares or restricted share units held by the Officer shall automatically lapse upon such Qualifying Termination; provided, however, that if the transaction giving rise to the Change in Control is an offer to purchase all of the Corporation's outstanding Voting Stock for cash, then such options shall automatically vest and the forfeitures conditions on the restricted shares or restricted share units shall lapse immediately prior to the Change in Control.

(B) For purposes of each of the Officer's stock options that is exercisable on the Effective Date of Termination, the Officer's termination of employment shall be disregarded, and each such option shall continue to be exercisable as though the Officer's employment had continued through the last day on which such option would be exercisable in the absence of such employment termination.

(C) This Section 4(b)(ii) shall be applicable notwithstanding any conflicting or contrary term of any plan, arrangement or agreement.

(iii) Outplacement Services. The Corporation shall, at its sole cost and expense, provide the Officer with outplacement services suitable to the Officer's position for a period of one (1) year or, if earlier, until the first acceptance by the Officer of an offer of employment.

(c) Termination for Disability. Following a Change in Control, if an Officer's employment is terminated due to Disability, such Officer shall receive his or her base salary through the Effective Date of Termination, at which time such Officer's benefits shall be determined in accordance with the Corporation's disability, retirement, insurance and other applicable plans and programs then in effect. If such Officer's employment is terminated due to Disability, such Officer shall not be entitled to Change in Control Benefits.

(d) Termination for Retirement or Death. Following a Change in Control, if an Officer's employment is terminated by reason of his Retirement or death, such Officer's benefits shall be determined in accordance with the Corporation's retirement, survivor's benefits, insurance, and other applicable programs of the Corporation then in effect. In the event such Officer's employment is terminated by reason of his or her Retirement or death, such Officer shall not be entitled to Change in Control Benefits.

(e) Termination for Cause, or Other Than for Good Reason or Retirement. Following a Change in Control, if an Officer's employment is terminated either (i) by the Corporation for Cause, or (ii) by such Officer (other than for Retirement or Good Reason), the Corporation shall pay such Officer his full base salary and accrued vacation through the Effective Date of Termination, at the rate then in effect, plus all other amounts to which such Officer is entitled under any compensation plans of the Corporation, at the time such payments are due, and the Corporation shall have no further obligations to such Officer under this Change in Control Plan.

(f) Deferred Compensation. All amounts previously deferred by or accrued to the benefit of the Officer under any nonqualified deferred compensation plan sponsored by the Corporation (including, without limitation, any vested amounts deferred under incentive plans), together with any accrued earnings thereon, shall be paid in accordance with the terms of such plan.

(g) Notice of Termination. Any termination of employment by (i) the Corporation or (ii) by an Officer for Good Reason shall be communicated by a Notice of Termination.

SECTION 5. FORM AND TIMING OF CHANGE IN CONTROL BENEFITS.

(a) Form and Timing of Change in Control Benefits. Subject to Section 6 below, the Change in Control Benefits described in Sections 4(b)(i)(A), (B), (C) and (D) of this Article shall be paid in cash to the Officer in a single lump sum as soon as practicable following the Effective Date of Termination, but in no event beyond twenty (20) days from such date unless the Committee reasonably determines that Section 409A of the Code will result in the imposition of additional tax on account of any payment before the expiration of the 6-month period described in Section 409A(a)(2)(B)(i) in which case such payment will not be made until the date that is six (6) months and one (1) day following the date of the Officer's separation from service (as defined in Code Section 409A) or, if earlier, the date of the Officer's death.

(b) Withholding of Taxes. The Corporation shall be entitled to withhold from any amounts payable under this Change in Control Plan all taxes as legally shall be required (including, without limitation, any United States federal taxes and any other state, city or local taxes).

SECTION 6. REDUCTION IN TOTAL PAYMENTS.

(a) Reduction to Maximize After-Tax Benefits.. in the event that an Officer becomes entitled to Change in Control Benefits or any other payment or benefit under this Change in Control Plan, or under any other agreement with or plan or policy of the Corporation (in the aggregate, "Total Payments"), if all or any part of the Total Payments will be subject to the tax (the "Excise Tax") imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed) and reducing the Total Payments would result in greater Change in Control Benefits (after taking into consideration the payment of all income and excise taxes that would be owing as the result of the Total Payments) the Corporation shall reduce the Total Payments by the amount necessary to maximize the Change in Control Benefits for such Officer determined on an after-tax basis..

For purposes of determining the amount of an Officer's Change in Control Benefits on an after-tax basis, the Officer shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Total Payments are to be made, and state and local income taxes at the highest marginal rate of taxation in the state and locality of such Officer's residence on the Effective Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(b) Subsequent Recalculation. In the event the Internal Revenue Service adjusts any item included in the Corporation's computations under Section 6(a) of this Article so that such Officer did not receive the full net benefit intended under the provisions of this Section 6, the Corporation shall reimburse such Officer for the full amount necessary to make such Officer whole, plus a market rate of interest, as determined by the Committee.

SECTION 7. THE CORPORATION'S PAYMENT OBLIGATION.

(a) Payment Obligation Absolute. The Corporation's obligation to make the payments and the arrangements provided for herein shall be absolute and unconditional, and shall not be affected by any circumstances, including, without limitation, any offset, counterclaim, recoupment, defense, or other right which the Corporation may have against such Officer or anyone else. All amounts payable by the Corporation hereunder shall be paid without notice or demand. Each and every payment made hereunder by the Corporation shall be final, and the Corporation shall not seek to recover all or any part of such payment from such Officer or from whomsoever may be entitled thereto, for any reason except as provided in Section 6(b) above.

No Officer shall be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Change in Control Plan, and the obtaining of any such other employment shall in no event result in any reduction of the Corporation's obligations to make the payments and arrangements required to be made under this Change in Control Plan, except to the extent provided in Section 4(b)(i)(F) of this Article.

(b) Contractual Right to Benefits. This Change in Control Plan establishes and vests in each of the Officers a contractual right to the benefits to which he or she is entitled hereunder. However, nothing herein contained shall require or be deemed to prohibit the Corporation to segregate, earmark or otherwise set aside any funds or other assets, in trust or otherwise, to provide for any payments to be made or required hereunder.

SECTION 8. SEPARATION AGREEMENT. No benefits under this Change in Control Plan shall be payable to any Terminated Officer until the Terminated Officer and the Corporation have executed a Separation Agreement and Release (in substantially the form approved by the Committee or its Chairman, with such revisions or modifications as it or they shall deem necessary or appropriate) and the payment of benefits under this Change in Control Plan shall be subject to the terms and conditions of such Separation Agreement and Release.

SECTION 9. LEGAL REMEDIES.

(a) Payment of Legal Fees. To the extent permitted by law, the Corporation shall pay all reasonable legal fees, costs of litigation or arbitration, prejudgment or pre-award interest, and other expenses incurred in good faith by an Officer as a result of the Corporation's refusal to provide Change in Control Benefits, or as a result of the Corporation's contesting the validity, enforceability or interpretation of this Change in Control Plan, or as a result of any conflict (including conflicts related to the calculation of parachute payments) between the Corporation and such Officer.

(b) Arbitration. Except to the extent a Terminated Officer files a claim under Section 10(c) below, any dispute or controversy arising under or in connection with this Change in Control Plan shall be settled by arbitration, conducted before a panel of three (3) arbitrators sitting in a location selected by the Officer involved in such dispute or controversy within fifty (50) miles from the location of his or her employment with the Corporation, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction. All expenses of such arbitration, including the fees and expenses of the counsel for such Officer, shall be borne by the Corporation.

SECTION 10. ADMINISTRATION OF PLAN

(a) General. Except as specifically provided herein, the Change in Control Plan shall be administered by the Committee. The Committee may delegate any administrative duties, including, without limitation, duties with respect to the processing, review, investigation, approval and payment of severance benefits, to designated individuals or committees. The Committee shall be the "administrator" and a "named fiduciary" under the Change in Control Plan for purposes of ERISA.

(b) Interpretations And Variations. The Committee shall have the duty and authority to interpret and construe, in its sole discretion, the terms of the Change in Control Plan in regard to all questions of eligibility, the status and rights of Officers, distributees and other persons under the Change in Control Plan, and the manner, time and amount of any payment under the Change in Control Plan. The Committee or its representative shall decide any issues and disputes arising under this Change in Control Plan, and the decision of the Committee shall be binding and conclusive on the Terminated Officer and the Corporation. Any variations from the Change in Control Plan may only be made by the Committee in its sole discretion.

(c) Claims Procedure. Any Terminated Officer who believes that he or she is entitled to receive severance benefits under the Change in Control Plan may, but is not required to, file a claim in writing with the Committee within ninety (90) days after the date such Terminated Officer believes he or she should have received such benefits. In the event a Terminated Officer files such a claim, the claim procedure outlined in Section 10(c) of Article III above shall apply and Section 9(b) above shall not apply under such claim procedure has been exhausted.

SECTION 11. MISCELLANEOUS.

(a) Successors to the Corporation. The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) of all or substantially all of the business and/or assets of the Corporation to expressly assume and agree to perform the Corporation's obligations under this Change in Control Plan in the same manner and to the same extent that the Corporation would be required to perform them if no such succession had taken place. The date on which any such succession becomes effective shall be deemed to be the date of the Change in Control.

(b) Assignment by an Officer. This Change in Control Plan shall inure to the benefit of and be enforceable by each Officer's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If an Officer dies while any amount would still be payable to him or her hereunder had he or she continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Change in Control Plan to such Officer's Beneficiary. If such Officer has not named a Beneficiary, then such amounts shall be paid to such Officer's devisee, legatee or other designee, or if there is no such designee, to such Officer's estate.

(c) Beneficiaries. An Officer may designate one or more persons or entities as the primary and/or contingent Beneficiaries of any Change in Control Benefits owing to such Officer under this Change in Control Plan. Such designation must be in the form of a signed writing reasonably acceptable to the Committee. Such Officer may make or change such designations at any time.

(d) Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Illinois.

(e) Modification. No provision of this Change in Control Plan may be amended, terminated or waived unless such amendment, termination or waiver is agreed to in writing and signed by each Officer entitled to Change in Control Benefits hereunder and by an authorized member of the Committee, or by the respective parties' legal representatives and successors. Notwithstanding the foregoing, the Committee shall have the right to amend or terminate this Change in Control Plan unilaterally by delivering written notice to each of the Officers entitled to benefits hereunder; provided that any such amendment or termination shall only become effective upon the first anniversary of the delivery of such notice to the Officers or on such later date as the Committee may specify in such notice (such first anniversary or later date being referred to as the "Applicable Date"). Notwithstanding the preceding sentence, no such unilateral amendment or termination shall become effective if a Change in Control occurs before the Applicable Date.

(f) No Duplication. An Officer who receives the Change in Control Benefits specified in Section 4(a) shall not be entitled to receive payments or benefits under the Involuntary Termination Plan set forth in Article III above.

(g) Termination. This Change in Control Plan shall automatically terminate two years after the occurrence of a Change in Control.

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

1934 Act/Rule 14a-8

Sara Lee
Corporate
Law Dept.

July 7, 2006

Via Electronic Mail and UPS Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation – Stockholder Proposal submitted by the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

By letter dated June 30, 2006, Sara Lee Corporation ("Sara Lee") requested that the staff of the Division of Corporation Finance confirm that it would not recommend enforcement action if Sara Lee excludes from its proxy materials for Sara Lee's 2006 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent").

As reflected in the correspondence attached to this letter as Exhibit A, the Proponent voluntarily withdrew the Proposal on July 6, 2006. Accordingly, Sara Lee hereby withdraws its June 30, 2006 letter and the request for no-action relief contained therein.

Please contact me at (312) 558-8564 if you have any questions regarding this matter.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities

Attachment

Cc: Brandon Rees, AFL-CIO
Roderick A. Palmore

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

<u>Exhibit A</u>

July 6, 2006

Via Fax to (312) 345-5750

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Dear Helen:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal urging the Board of Directors to seek shareholder approval for severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's average W-2 compensation over the preceding five years.

We appreciate your willingness to substantially implement our Proposal and provide for open shareholder communication. If you have any questions, please contact me at (202) 637-3900.

Sincerely,

Daniel F. Pedrotty
Counsel, Office of Investment